Exhibit 4
NO. 05-08331

HIGHLAND CRUSADER OFFSHORE	§	IN THE DISTRICT COURT
PARTNERS, L.P.; HIGHLAND EQUITY,	§
FOCUS FUND, L.P.; HIGHLAND	§
CAPITAL MANAGEMENT, L.P.; and	§
HIGHLAND CAPITAL MANAGEMENT	§
SERVICES, INC.	§
§
Plaintiffs,	§
§
v.	§	E-101st JUDICIAL DISTRICT
§
ANDREWS & KURTH, L.L.P.	§
§
Defendant.	§	DALLAS COUNTY, TEXAS
PLAINTIFFS’ ORIGINAL PETITION
     Plaintiffs Highland Crusader Offshore Partners, L.P., Highland Equity Focus Fund, L.P., Highland Capital Management, L.P., and Highland Capital Management Services, Inc. (collectively, “Plaintiffs”) file this Original Petition against Defendant Andrews & Kurth, L.L.P. (“Defendant”) on personal knowledge and/or information and belief, as follows:
I.
PRELIMINARY STATEMENT
     Plaintiffs purchased approximately $90,000,000 worth of stock from Motient Corporation (“Motient”) in reliance on an opinion letter provided by Andrews & Kurth. That opinion letter indicated, among other things, that the company had the power to issue the stock and that the stock was properly issued. However, since that time Plaintiffs discovered that the stock was void because it was issued in violation of Motient’s Certificate of Incorporation. Thus, in reliance on Andrews & Kurth’s opinion letter, Plaintiffs have paid $90,000,000 for shares of stock that are void.

II.
DISCOVERY CONTROL PLAN
     1. In accordance with Rule 190.4 of the Texas Rules of Civil Procedure, Plaintiffs intend to conduct discovery in this case pursuant to Discovery Level 3.
III.
PARTIES
     2. Plaintiff Highland Crusader Offshore Partners, L.P., is a Bermuda exempted limited partnership with its principal office in Dallas County, Texas.
     3. Plaintiff Highland Equity Focus Fund, L.P., is a Delaware limited partnership with its principal office in Dallas County, Texas.
     4. Plaintiff Highland Capital Management, L.P., is a Delaware limited partnership with its principal office in Dallas County, Texas.
     5. Plaintiff Highland Capital Management Services, Inc., is a Delaware corporation with its principal office in Dallas County, Texas.
     6. Plaintiffs purchased Series A Cumulative Convertible Preferred Stock from Motient Corporation (“Motient”) in April 2005 in the amount of approximately $90,000,000 and still hold the stock. The Series A Cumulative Convertible Preferred Stock is a security within the meaning of the terms of Article 581-4(A) of the Texas revised Civil Statutes. All Plaintiffs were sent an opinion letter by Andrews & Kurth regarding the stock purchase.
     7. Defendant Andrews & Kurth is a Texas limited liability partnership with its principal place of business in Texas. Andrews & Kurth can be served by serving the managing partner of its Dallas office, Charlie Marshall, at 1717 Main Street, Suite 3700, Dallas, Texas 75201.
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IV.
JURISDICTION AND VENUE
     8. This Court has jurisdiction over Defendant because Defendant is a Texas limited liability partnership that drafted and sent an opinion letter to Plaintiffs in Texas. Defendant has availed itself of the privileges and benefits of conducting business in Texas and Defendant has committed torts in whole or in part in Texas.
     9. Venue is appropriate in the district courts of Dallas County pursuant to §15.002(a)(1) of the Texas Civil Practice & Remedies Code because Dallas County is the county in which a substantial part of the events or omissions giving rise to the claims occurred. Venue is also appropriate under §15.002(a)(4) as Dallas County is the county where all Plaintiffs resided and maintained their principal office at the time that the cause of action accrued.
V.
FACTS APPLICABLE TO ALL COUNTS
     10. On or about April 15, 2005, Plaintiffs purchased shares of Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) from Motient, pursuant to a Securities Purchase Agreement, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. In connection with the execution of the Securities Purchase Agreement, Motient also entered into a Registration Rights Agreement with the purchasers.
     11. The shares of Series A Preferred Stock were created by resolution of Motient’s board of directors and the filing of a certificate of designations with the Secretary of State of the State of Delaware. The Certificate of Designations of the Series A Preferred Stock (the “Certificate of Designations’) was filed with the Secretary of State
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on April 15, 2005. With respect to the voting rights of Series A Preferred Stock, it provided:
Section 3. Voting Rights. Except as required by law, holders of Series A Preferred shall have no voting rights and their consent shall not be required for taking any corporate actions. Notwithstanding the foregoing, the Corporation shall not have the right, as long as any shares of Series A Preferred are outstanding, to modify the rights, preferences or privileges of the Series A Preferred in a manner adverse to the holders of Series A Preferred without first obtaining the approval (by vote or written consent, as permitted by law) of the holders of at least a majority of the then-outstanding shares of Series A Preferred, voting or acting, as the case may be, as a single class.
     12. At the time Motient issued the shares of Series A Preferred Stock, it described them in its public filings as “shares of non-voting Series A Cumulative Convertible Preferred Stock” and represented that “[t]he Series A [Convertible] Preferred Stock is non-voting, except as required by applicable law.”
     13. The fact that the Series A Preferred Stock did not possess any voting rights was significant and material to potential purchasers, including Plaintiffs, because of various antitrust and securities law issues. Prior to the stock’s issuance Plaintiffs and Motient specifically negotiated the lack of voting rights for the preferred stock and the intent of all parties to the transaction was that the Series A Preferred Stock would not have voting rights.
     14. The purchasers of the Series A Preferred Stock also required and received a legal opinion from Defendant Andrews & Kurth opining that the shares of Series A Preferred Stock were duly authorized and validly issued and that the issuance of the shares did not conflict with Motient’s Certificate of Incorporation or applicable law.
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     15. Andrews & Kurth provided an opinion letter dated April 15, 2005 (the “Opinion Letter”). The Opinion Letter specifically indicated it was for the benefit of the purchasers of the stock. Those purchasers, including Plaintiffs, are listed on the attachment to the Opinion Letter. The Opinion Letter provided that “[t]his opinion is being furnished only to you in connection with the issuance and sale of the shares pursuant to the Securities Purchase Agreement and is solely for your benefit...”
     16. The Opinion Letter further provided:
Neither the execution and delivery by the Company of the Transaction Agreements, nor the performance by the Company of its obligations thereunder in accordance with the terms thereof, will violate (A) the Certificate of Incorporation, (B) the Bylaws, (C) the DGCL or (D) the Applicable Laws of the State of New York.
     17. The purchasers of the Series A Preferred Stock, including Plaintiffs, relied on the legal opinion issued by Defendant Andrews & Kurth by purchasing the stock.
     18. At the time of the issuance of the Series A Preferred Stock, however, Motient’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) provided that “[t]he Corporation shall not issue any class of non-voting stock.” Therefore, Defendant Andrews & Kurth’s statements in its Opinion Letter were false.
     19. Because Motient issued the stock in violation of its Certificate of Incorporation, the Series A Preferred Stock issued in April 2005 is void.
VI.
CAUSES OF ACTION
A. Count One: Fraudulent Misrepresentation
     20. Plaintiffs reallege and incorporate all allegations set forth above.
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     21. Andrews & Kurth made representations regarding the issuance of the stock, as described above. These representations were false.
     22. Andrews & Kurth knew these representations were false when they made these representations or made the representations recklessly, as positive assertions, and without knowledge of their truth.
     23. Andrews & Kurth made these representations with the intent that Plaintiffs act on them.
     24. Plaintiffs justifiably relied on these representations to their detriment by purchasing the stock, as described above, and such justifiable reliance was a proximate cause of the damage suffered by Plaintiffs.
     25. Because Andrews & Kurth’s fraudulent misrepresentations were wanton, willful, reckless, and intentional, Plaintiffs are further entitled to punitive damages in an amount to be determined at trial.
B. Count Two: Negligent Misrepresentation
     26. Plaintiffs reallege and incorporate all allegations set forth above.
     27. Andrews & Kurth’s representations regarding the stock, as described above, constitute representations made by Andrews & Kurth in the course of its business.
     28. Andrews & Kurth owed a duty to Plaintiffs to use reasonable care and/or competence in obtaining and/or calculating and/or communicating the information described above because, under the business practices at the time of the subject transactions, Plaintiffs were part of a limited group of persons for whose benefit and guidance Andrews & Kurth intended to supply its Opinion Letter for the purposes of being relied upon in making business decisions, or part of a limited group of persons for whom Andrews & Kurth knew or should have known Motient intended to supply with
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Andrews & Kurth’s Opinion Letter for the purpose of being relied upon in making business decisions.
     29. Andrews & Kurth failed to use reasonable care and/or competence in obtaining and/or calculating and/or communicating the information contained in Andrews & Kurth’s Opinion Letter.
     30. As a result of Andrews & Kurth’s failure to use reasonable care and competence in providing the Opinion Letter, Andrews & Kurth supplied “false information” to Plaintiffs for the guidance of Plaintiffs in Plaintiffs’ business decisions.
     31. Plaintiffs justifiably relied upon the Opinion Letter supplied by Andrews & Kurth and such justifiable reliance was the proximate cause of the damage suffered by Plaintiffs.
     32. Thus, because of Andrews & Kurth’s negligent misrepresentations, Plaintiffs were damaged.
C. Count Three: Aiding and Abetting
     33. Plaintiffs reallege and incorporate the allegations set forth above.
     34. Andrews & Kurth is also liable for all damages caused by the aforementioned fraudulent schemes because Defendant was aware the conduct by Motient constituted fraud and a breach of duty and gave substantial assistance or encouragement to Motient to continue with the scheme.
D. Count Four: Conspiracy
     35. Plaintiffs reallege and incorporate the allegations set forth above.
     36. Andrews & Kurth and Motient entered into a common plan, scheme or design to defraud investors in Motient, including Plaintiffs, by issuing the Opinion Letter, as described above. Andrews & Kurth and Motient accomplished this fraud by
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employing the material misrepresentations and/or omissions contained in Andrews & Kurth’s Opinion Letter to induce potential investors and existing investors, including Plaintiffs, to acquire shares in Motient. Andrews & Kurth and Motient knew that the misrepresentations and/or omissions contained in Andrews & Kurth’s Opinion Letter were false or had been made with reckless disregard as to their truth.
     37. Because the acts committed in furtherance of this conspiracy to defraud by Andrews & Kurth and Motient were committed knowingly and intentionally, Plaintiffs also seek to recover exemplary damages.
E. Count Five: Civil Liability as an “Aider” Under Art. 581-33(F)(2) of Texas Revised Civil Statutes
     38. Plaintiffs reallege and incorporate the allegations set forth above.
     39. Plaintiffs purchased interests in the stock as set forth above. The interests in the stocks constitute “securities” as that term is defined in Art. 581-4 (A) of Texas Revised Civil Statutes.
     40. Pursuant to Art. 581-33 (F)(2) of Texas Revised Civil Statutes, Andrews & Kurth is civilly liable as an aider of fraud in the sale of a security in that Andrews & Kurth directly or indirectly with intent to deceive or defraud or with reckless disregard for the truth or the law materially aided the issuer of the security.
     41. The misrepresentations and/or omissions contained in the Opinion Letter prepared by Andrews & Kurth were material to Plaintiffs’ investment in the stock.
     42. As a result of Andrews & Kurth’s material misrepresentations and/or omissions, Plaintiffs have suffered damages as set forth above.
     43. All conditions precedent to Plaintiffs bringing their claims against Andrews & Kurth have been performed or have occurred.
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     44. Because the harm with respect to which Plaintiffs are seeking recovery resulted from fraud, Plaintiffs also seek an award of exemplary damages.
     45. Plaintiffs also request that the Court award Plaintiffs their reasonable attorneys’ fees because such an award would be equitable under the circumstances presented by this case.
VII.
RELATED CASE DISCLOSURE
     46. Pursuant to Local Rule 1.08, Plaintiffs disclose the following case as being related: Cause No. 05-07996, Highland Crusader Offshore Partners, L.P., et al. v. Motient Corporation, in the 101st Judicial District Court, Dallas County, Texas.
VIII.
JURY DEMAND
     47. Plaintiffs demand a trial by jury on the issues in this case.
IX.
REQUEST FOR RELIEF
Plaintiffs seek the following relief:
(1)	all actual, special, and consequential damages;

(2)	attorney’s fees;

(3)	pre-judgment and post-judgment interest at the highest available rate under applicable law;

(4)	costs of court; and

(5)	such further relief to which Plaintiffs may be entitled.
     WHEREFORE, Plaintiffs pray that upon final hearing they recover judgment for the foregoing damages and relief and receive such other and further relief to which they may be justly entitled.
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Respectfully submitted,
LACKEY HERSHMAN, L.L.P.
By:	/s/ Paul B. Lackey
Paul B. Lackey
State Bar No. 00791061
Michael P. Aigen
State Bar No. 24012196

3102 Oak Lawn Avenue Suite 777 Dallas, Texas 75219 Telephone:(214) 560-2201 Telecopier:(214) 560-2203 ATTORNEYS FOR PLAINTIFFS

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